Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                 Three and Nine Months Ended September 30, 2004,
         Compared to the Three and Nine Months Ended September 30, 2003.

Overview
--------

Revenue for the quarter ended September 30, 2004, was $98.2 million and for the first nine months of 2004 was $267.7 million, increasing by $11.3 million, or 13%, and $28.3 million, or 12%, respectively, compared to the same periods in 2003. The significant increase in revenue year over year was predominantly due to higher revenue from the lumber segment. Lumber segment revenue was up 42% in the third quarter compared to the same period last year, as a result of higher sales volumes and selling prices. The increase in revenue from the lumber segment was partially offset by lower revenue from the pulp segment. For the first nine months of 2004, the Canadian dollar appreciated by approximately 8% compared to the same period last year. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 70% of our U.S. dollar revenue for the first nine months of 2004. The program's benefits amounted to $1.2 million for the third quarter and $3.4 million for the first nine months of 2004, compared to $4.4 million for the third quarter and $10.4 million for the same periods in 2003.

Operating earnings increased by $7.7 million, or 82%, to $17.1 million for the third quarter and increased by $17.2 million, or 74%, to $40.4 million for the first nine months of 2004, compared to the same periods in 2003. The improvement in operating earnings was mainly due to higher prices for lumber and lower operating costs from the pulp segment. Operating earnings included a charge of $1.2 million in the third quarter and $2.8 million in the first nine months of 2004 for the employees' profit sharing plan, compared to a charge of $0.2 million in the third quarter and first nine months of 2003.

General and administration expense decreased by $0.5 million for the third quarter of 2004 and $1.1 million for the first nine months of 2004 compared to the same periods in 2003, primarily as a result of lower consulting and professional fees as well as higher interest income.

Lumber
------

Revenue from the lumber segment increased by $14.0 million, or 41.6%, to $47.6 million for the quarter and by $35.4 million, or 39.1%, to $125.8 million for the first nine months of 2004, compared to the same periods in 2003. The significant increase in revenue was a direct result of higher average revenue per unit and higher sales volumes. Average revenue per unit increased by $138 per thousand board feet, or 36.3%, in the third quarter compared to the same period last year, due to higher selling prices. Sales volumes improved by three million board feet, or 4%, in the third quarter of 2004 compared to the same period in 2003, due to increased production at our sawmills and continued strong

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demand. Countervailing and anti-dumping duty payments increased by $1.1 million, or 36.1%, in the third quarter and by $2.9 million, or 34.9%, for the first nine months of 2004, compared to the same periods in 2003, largely as a result of higher average selling prices.

Operating earnings from the lumber segment increased by $7.9 million, to $10.5 million, in the third quarter and increased by $16.6 million, to $19.7 million, in the first nine months of 2004, compared to the same periods last year. The increase in operating earnings was primarily the result of higher revenue, partially offset by higher manufacturing costs. Manufacturing cost of sales increased by $37 per thousand board feet, or 14%, in the third quarter of 2004 compared to the third quarter of 2003, due to increased fibre costs related to higher reforestation expense at our Boyle operations, which returned to harvesting non-fire-damaged timber, as well as higher timber dues, which are assessed according to the benchmark price of lumber. Lumber cost of sales reflected savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $0.2 million for the third quarter and $0.6 million for the first nine months of 2004, compared to $0.3 million for the third quarter and $1.0 million for the first nine months of 2003.


Pulp
----

Revenue from the pulp segment decreased by $2.7 million, or 5.2%, to $49.1 million for the third quarter and decreased by $7.3 million, or 5.1%, to $137.0 million in the first nine months of 2004, compared to the same periods in 2003. The decrease in revenue was largely due to lower sales volumes and a stronger Canadian dollar. Sales volumes decreased by 1,700 tonnes, or 2.1%, in the quarter and by 700 tonnes for the first nine months of 2004 compared to the same periods last year, primarily as a result of reduced demand from Asia. Although pulp prices improved in the quarter compared to the same period in 2003, average revenue per unit decreased by $20, or 3.2%, as a result of appreciation in the value of the Canadian dollar in relation to the U.S. dollar. For the first nine months of 2004, average revenue per unit was $31 per tonne lower than the same period in 2003, largely due to the stronger Canadian dollar and the sale of a higher percentage of softwood pulp versus hardwood pulp in the first two quarters of 2004. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $0.9 million for the quarter and $2.5 million for the first nine months of 2004 compared to benefits of $3.4 million and $8.0 million for the same periods last year.

Operating earnings from the pulp segment increased by $0.3 million, or 3.1%, to $8.8 million in the quarter and increased by $2.0 million, or 7.9%, to $27.4 million in the first nine months of 2004, compared to the same periods in 2003. Manufacturing costs decreased by $2.7 million in the quarter compared to the third quarter last year. Pulp cost of sales were $26 per tonne, or 6.9%, lower in the quarter compared to the same period in 2003, mainly due to lower repairs and maintenance costs. The positive impact of lower manufacturing costs was offset by lower revenue in the third quarter. Freight and other


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distribution costs increased by $0.7 million or $11 per tonne in the third quarter compared to the same period in 2003, largely due to an increase in freight fuel surcharges. Depreciation expense for the quarter was $1.0 million lower compared to the same period in 2003, as a result of revising the useful life of process equipment. The increase in operating earnings in the first nine months of 2004 compared to the same period in 2003 was largely due to lower manufacturing costs and lower depreciation charges. Pulp cost of sales also reflected savings from our power purchase rights of $2.7 million for the third quarter and $8.1 million for the first nine months of 2004, compared to $4.1 million for the third quarter and $13.3 million for the first nine months of 2003.

Corporate and Other
-------------------

Revenue from corporate and other activities was virtually unchanged at $1.5 million for the third quarter compared to the same period in 2003. For the first nine months of 2004, revenue increased by $0.3 million compared to the same period in 2003, as a result of increased sales commissions in the second quarter from the marketing agreement with the Meadow Lake pulp mill.

The operating loss from this segment increased by $0.5 million in the quarter and by $1.4 million for the first nine months of 2004, compared to the same periods in 2003. The increased loss in the quarter and the first nine months of the year was largely a result of an accrual for the employees' profit sharing plan, which was partially offset by lower general and administration expenses.

Financing Expenses
------------------

Financing expenses increased by $0.6 million in the quarter and decreased by $6.6 million for the first nine months of 2004 compared to the same periods in 2003, primarily as a result of foreign exchange rate fluctuations. The U.S. dollar exchange rate at September 30, 2004, was 1.2616 compared to 1.3416 at June 30, 2004, and 1.2869 at December 31, 2003. The appreciation in value of the Canadian dollar relative to the U.S. dollar since June 2004 resulted in a foreign exchange loss of $1.8 million on U.S. dollar cash and working capital for the third quarter compared to a loss of $0.3 million for the same period in 2003, and a foreign exchange gain of $0.8 million for the first nine months of the year compared to a loss of $4.7 million in the same period in 2003. Interest expense was $0.7 million lower for the quarter and $1.0 million lower for the first nine months of 2004, due to interest accruing on long-term debt at a rate of 7 3/4%, compared to a rate of 9 7/8% in the same period of 2003.

Unrealized Exchange Gain on Debt
--------------------------------

Unrealized foreign exchange gain on U.S. dollar Senior Notes amounted to $15.2 million for the quarter and $4.8 million for the first nine months of 2004, as a result of the appreciation in value of the Canadian dollar compared to the U.S. dollar since the end of 2003. In 2003, unrealized foreign exchange gain on debt amounted to $0.1 million for the third quarter and $37.0 million for the first nine months, due to the appreciation in the

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relative value of the Canadian dollar since the end of 2002. These gains were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Income Taxes
------------

Operating results for the quarter and first nine months ended September 30, 2004, were subject to income and capital taxes at a statutory rate of 34%. The effective tax rate for the quarter varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gains on debt. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income tax expense of $6.3 million, compared to large-corporations capital tax of $0.1 million and future income tax expense of $1.2 million in 2003. For the first nine months of 2004, income tax expense consisted of large-corporations capital tax of $0.4 million and future income taxes of $9.6 million, compared to large-corporations capital tax of $0.5 million and future income taxes of $3.5 million in 2003.

Liquidity and Capital Resources
-------------------------------

For the quarter ended September 30, 2004, we generated cash of $24.6 million from operations, including changes in working capital, compared to $28.0 million for the third quarter of 2003. The impact of lower accounts payable in the third quarter of 2004 compared to the prior year more than offset the increase in earnings from operations. Accounts payable balances at the end of the third quarter of 2003 were unusually high, as a result of delays in billings for power. For the first nine months of 2004, we generated cash of $33.6 million from operations, compared to $17.0 million in the same period of 2003. The increase in cash generated from operations was primarily due to the significant increase in operating earnings.

Net capital expenditures increased by $2.5 million in the quarter and by $4.1 million in the first nine months of 2004, compared to the same periods last year. Capital requirements for 2004 are expected to be approximately $16 million.

At September 30, 2004, we had cash of $96.0 million compared to cash of $46.4 million at September 30, 2003. An additional $41.3 million was available under our revolving credit facility, of which $3.9 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which may be beyond our control.